USIMINAS

USIMINAS # 82-3902

FGR-056/02
Belo Horizonte, September 13, 2002

02055299

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.Y.;
Washington D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 07 2002
WASH. D.C.

SUPPL

Dear Sirs,

We are attaching the following information distributed to the Brazilian stock exchanges, CVM and shareholders by USIMINAS:

- Quarterly Information-ITR, (June 30, 2002)

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

Sincerely Yours,

Breno Júlio de Melo Milton
Investor Relations Manager

(A free translation of the original in Portuguese)

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)
June 30, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review of Quarterly Information

August 14, 2002

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS for the quarters and periods ended June 30, and March 31, 2002 and June 30, 2001. This quarterly information is the responsibility of company management. The determination of the composition of the technical reserves of Caixa dos Empregados da Usiminas which is the basis for the calculation of the actuarial liability was made by external actuarial consultants of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 909,466 thousand at June 30, 2002 and March 31, 2002, is based exclusively on the reports of these consultants.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews and on the reports of the actuarial consultants referred to in paragraph 1, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

PRICEWATERHOUSECOOPERS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS
August 14, 2002

4 As mentioned in Note 5(c) to the quarterly information, because subsidiary Companhia Siderúrgica Paulista – COSIPA has to comply with certain contractual conditions applicable to loans and financings, it could provoke the accelerated amortization of certain long-term domestic and foreign liabilities as well as of Usinas Siderúrgicas de Minas Gerais (USIMINAS) as at June 30, 2002, amounting to R$ 988,930 thousand and R$ 842,005 thousand, respectively. The company and COSIPA have discussed this situation with management of these creditors in order to assure that the financial conditions of the contracts are complied with, and they were successful in the renegotiations. Compliance waivers from the restrictive clauses as at December 31, 2001, March 31 and June 30, 2002 were granted by certain creditors. Consequently, the companies maintain these liabilities classified in long-term liabilities.

5 As mentioned in Note 1 to the quarterly information, on November 25, 1998 the stockholders of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS and of Companhia Siderúrgica Paulista – COSIPA approved the basic project for the corporate, financial, equity and operational restructuring of these two companies, including, among other measures, the reallocation of assets and liabilities between them. Implementation of this project was approved by COSIPA stockholders on January 29, 1999. The steel activities continue to be conducted via separate stockholder groups.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Contador CRC RS044214 "S" MG

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION (ITR)

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation

June 30, 2002

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05
4 – Registration Number – NIRE		
31300013600		

01.02 – HEAD OFFICE

1 – FULL ADDRESS	2 – SUBURB OR DISTRICT	
Rua Prof. José Vieira de Mendonça, 3011	Eng. Nogueira	
3 – POSTAL CODE	4 – MUNICIPALITY	5 – STATE
31310-260	Belo Horizonte	MG

6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
31	3499-8000			
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX	
31	3499-8475			
15 – E-MAIL				
usiminas@usiminas.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence with Company)

1 – NAME		
Paulo Penido Pinto Marques		
2 – FULL ADDRESS	3 – SUBURB OR DISTRICT	
Rua Prof. José Vieira de Mendonça, 3011	Eng. Nogueira	
4 – POSTAL CODE	5 – MUNICIPALITY	6 – STATE
31310-260	Belo Horizonte	MG

7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 - TELEPHONE	11 - TELEX
31	3499-8775			
12 – AREA CODE	13 – FAX	14 – FAX	15 - FAX	
31	3499-8475			
16 – E-MAIL				
ppenido@usiminas.com.br				

01.04 –GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2002	12/31/2002	2	4/1/2002	6/30/2002	1	1/1/2002	3/31/2002

9 – INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - RESPONSIBLE PROFESSIONAL	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE RESPONSIBLE PROFESSIONAL
Rogério Roberto Gollo	365.244.920-72

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.01 IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	Current Quarter 6/30/2002	Prior quarter 3/31/2002	Same quarter in prior year 6/30/2001
Paid-up capital			
1 – Common	112,280,152	112,280,152	112,280,152
2 – Preferred	113,005,668	113,005,668	113,005,668
3 – Total	225,285,820	225,285,820	225,285,820
Treasury Stock			
4 – Common	561,482	561,482	561,482
5 – Preferred	9,628,926	9,628,926	9,628,926
6 – Total	10,190,408	10,190,408	10,190,408

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Local-Private
4 – ACTIVITY CODE 1140200 – Steel works
5 – MAIN ACTIVITY Flat-rolled products
6 – TYPE OF CONSOLIDATION Full
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 – YIELD PER SHARE
01	RCA	3/7/2002	Dividend	4/9/2002	ON	0.2217900000
02	RCA	3/7/2002	Dividend	4/9/2002	PN	0.2439800000

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

01.09 – SUBSCRIBED CAPITAL AND ALTERATION IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (UNITS)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
8/14/2002	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 – 3/31/2002
1	Total assets	8,714,419	8,836,314
1.01	Current assets	1,486,970	1,498,158
1.01.01	Available funds	98,809	198,026
1.01.02	Receivables	677,994	615,345
1.01.02.01	Trade accounts receivable	569,009	480,307
1.01.02.02	Taxes recoverable	85,518	66,978
1.01.02.03	Notes receivable	23,467	68,060
1.01.03	Inventories	652,348	658,665
1.01.03.01	Finished products	211,495	199,198
1.01.03.02	Work in process	104,985	107,876
1.01.03.03	Raw materials	139,764	143,352
1.01.03.04	Supplies and maintenance materials	135,130	134,404
1.01.03.05	Imports in transit	46,695	60,274
1.01.03.06	Other	14,279	13,561
1.01.04	Other	57,819	26,122
1.01.04.01	Advances for supplies and services	7,999	11,339
1.01.04.02	Prepaid expenses	16,068	14,783
1.01.04.03	Financial instruments	33,752	0
1.02	Long-term receivables	1,616,593	1,483,322
1.02.01	Sundry receivables	19,340	20,985
1.02.01.01	Real estate debtors	2,629	2,714
1.02.01.02	Current accounts	16,711	18,271
1.02.02	Related companies	220,274	185,053
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	220,274	185,053
1.02.02.03	Other related companies	0	0
1.02.03	Other	1,376,979	1,277,284
1.02.03.01	Deferred income tax	892,521	874,406
1.02.03.02	Deferred social contribution	274,884	269,275
1.02.03.03	Deposits at law	74,925	91,934
1.02.03.04	Shares and loans to Eletrobrás	15,408	21,647
1.02.03.05	Fiscal incentive deposits	4,801	4,801
1.02.03.06	Properties for sale	44,484	1,675
1.02.03.07	Financial instruments	55,755	0
1.02.03.08	Other	14,201	13,546
1.03	Permanent assets	5,610,856	5,854,834
1.03.01	Investments	1,886,454	2,086,633
1.03.01.01	Associated companies	100,945	110,076

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2002	4 -3/31/2002
1.03.01.01.01	Camargo Corrêa Cimentos S.A.	85,304	89,591
1.03.01.01.02	Consórcio Siderurgia Amazônia Ltd	15,641	20,485
1.03.01.02	Subsidiary companies	1,739,304	1,930,352
1.03.01.02.01	Cia Siderúrgica Paulista - COSIPA	1,153,729	1,337,964
1.03.01.02.02	Usiminas Mecânica S.A.	322,436	317,358
1.03.01.02.03	Usiminas International Ltd.	174,466	176,688
1.03.01.02.04	Usiminas Importação e Exportação S.A.	6,245	6,144
1.03.01.02.05	Usiparts S.A. – Sistemas Automotivos	8,612	13,815
1.03.01.02.06	Siderholding Participações Ltda.	23,529	22,925
1.03.01.02.07	RNcentro Participações Ltda.	25,798	29,142
1.03.01.02.08	Other	24,489	26,316
1.03.01.03	Other investments	46,205	46,205
1.03.02	Property, plant and equipment	3,724,402	3,768,201
1.03.02.01	In use	6,483,454	6,474,026
1.03.02.02	Depreciation	(2,950,530)	(2,885,778)
1.03.02.03	Construction in progress	191,478	179,953
1.03.03	Deferred charges	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.02 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2002	4 - 3/31/2002
2	Total liabilities	8,714,419	8,836,314
2.01	Current liabilities	1,818,484	1,593,233
2.01.01	Loans and financings	1,307,272	992,569
2.01.02	Debentures	28,930	49,078
2.01.03	Suppliers	72,649	90,610
2.01.04	Taxes, charges and contributions	30,449	42,952
2.01.04.01	Taxes payable	19,678	26,565
2.01.04.02	Social security contributions	10,771	16,387
2.01.05	Dividends payable	600	50,429
2.01.06	Provisions	40,100	33,239
2.01.06.01	Labor liabilities	40,100	33,239
2.01.07	Payables to related companies	168,993	161,307
2.01.08	Other	169,491	173,049
2.01.08.01	Accounts payable	108,529	96,690
2.01.08.02	Taxes payable in installments	60,962	60,457
2.01.08.03	Financial instruments	0	15,902
2.02	Long-term liabilities	3,782,481	3,843,142
2.02.01	Loans and financings	1,761,069	1,635,623
2.02.02	Debentures	395,198	555,341
2.02.03	Provisions	1,407,081	1,347,269
2.02.03.01	Contingent liabilities	353,251	339,728
2.02.03.02	Actuarial liability	909,466	909,466
2.02.03.03	Unsecured liabilities	144,364	98,075
2.02.04	Payables to related companies	26,560	27,555
2.02.05	Other	192,573	277,354
2.02.05.01	Deferred income tax	58,905	59,855
2.02.05.02	Current accounts	30,367	30,647
2.02.05.03	Taxes payable in installments	103,301	116,687
2.02.05.04	Financial instruments	0	70,165
2.03	Deferred income	0	0
2.05	Stockholders' equity	3,113,454	3,399,939
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,998,775	1,998,775
2.05.02.01	Share premium	2,030,862	2,030,862
2.05.02.02	Treasury stock	(181,611)	(181,611)
2.05.02.03	IPI Fiscal Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0

01.02 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2002	4 - 3/31/2002
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	153,892	153,892
2.05.04.01	Legal	12,047	12,047
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	141,845	141,845
2.05.04.07.01	For investments and working capital	141,845	141,845
2.05.05	Retained earnings (accumulated losses)	(260,213)	26,272

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.03 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 - STATEMENT OF INCOME (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2002 to 6/30/2002	4 - 1/1/2002 to 6/30/2002	5 - 4/1/2001 to 6/30/2001	6 - 1/1/2001 to 6/30/2001
3.01	Gross sales and/or services	1,043,726	2,017,561	968,097	1,837,449
3.02	Deductions	(243,128)	(462,401)	(220,273)	(410,042)
3.03	Net sales and/or services	800,598	1,555,160	747,824	1,427,407
3.04	Cost of sales and/or services	(547,940)	(1,101,718)	(465,203)	(898,373)
3.05	Gross profit	252,658	453,442	282,621	529,034
3.06	Operating expenses/income	(620,601)	(765,664)	(241,402)	(502,156)
3.06.01	Selling	(13,317)	(27,347)	(13,119)	(27,478)
3.06.02	General and administrative	(19,411)	(36,131)	(15,067)	(31,019)
3.06.03	Financial	(272,231)	(373,669)	(174,906)	(395,209)
3.06.03.01	Financial income	108,963	120,299	37,353	70,956
3.06.03.01.01	From financial investments	1,737	3,132	2,535	5,210
3.06.03.01.02	From related companies	254	497	6,107	13,926
3.06.03.01.03	Monetary and exchange variations on assets	91,801	91,954	14,481	29,529
3.06.03.01.04	Other	15,171	24,716	14,230	22,291
3.06.03.02	Financial expenses	(381,194)	(493,968)	(212,259)	(466,165)
3.06.03.02.01	Interest and commissions on financings	(57,669)	(113,980)	(71,406)	(143,194)
3.06.03.02.02	Monetary and exchange variations on financings	(324,729)	(332,610)	(119,466)	(265,081)
3.06.03.02.03	Interest and exchange variations on export contract advances	(142,293)	(151,645)	(42,092)	(105,164)
3.06.03.02.04	Charges with related companies	(4,276)	(8,402)	(3,217)	(6,398)
3.06.03.02.05	Monetary and exchange variations on other obligations	(10,807)	(13,998)	(9,297)	(13,472)
3.06.03.02.06	Hedging operations	168,293	147,839	41,811	98,590
3.06.03.02.07	Other	(9,713)	(21,172)	(8,592)	(31,446)
3.06.04	Other operating income	(45,188)	5,497	11,311	14,186
3.06.05	Other operating expenses	(23,986)	(44,260)	(17,485)	(34,661)
3.06.06	Equity in the results of subsidiary and associated companies	(246,468)	(289,754)	(32,136)	(27,975)
3.06.06.01	Subsidiary and associated companies	(335,286)	(366,103)	(31,079)	(25,863)
3.06.06.02	Realization of (goodwill) negative goodwill	135,107	134,044	(1,057)	(2,112)
3.06.06.03	Provision for losses - unsecured liabilities	(46,289)	(57,695)	0	0
3.07	Operating profit (loss)	(367,943)	(312,222)	41,219	26,878

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF INCOME (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 4/1/2002 to 6/30/2002	4 – 1/1/2002 to 6/30/2002	5 – 4/1/2001 to 6/30/2001	6 – 1/1/2001 to 6/30/2001
3.08	Non-operating results	43,742	46,416	(17,234)	(12,291)
3.08.01	Income	50,036	50,744	646	1,254
3.08.02	Expenses	(6,294)	(4,328)	(17,880)	(13,545)
3.09	Income (loss) before taxation and participations	(324,201)	(265,806)	23,985	14,587
3.10	Provision for income tax and social contribution	13,993	(7,168)	(6,641)	9,107
3.10.01	Income tax	10,301	(4,557)	(3,688)	12,060
3.10.02	Social contribution on net income	3,692	(2,611)	(2,953)	(2,953)
3.11	Deferred taxation	23,723	12,761	(15,849)	(15,499)
3.11.01	Deferred income tax	18,114	8,843	(11,923)	(11,669)
3.11.02	Deferred social contribution	5,609	3,918	(3,926)	(3,830)
3.12	Statutory participations and contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	(286,485)	(260,213)	1,495	8,195
	Number of shares, except treasury (unit)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share			0.00695	0.03810
	Loss per share	(1.33190)	(1.20976)		

1 - OPERATIONS

The company operates in the steel industry and related activities. To promote its activities, it has shareholdings in the subsidiary and associated companies listed in Note 5.

On January 29, 1999, the stockholders of Companhia Siderúrgica Paulista - COSIPA (Cosipa) approved the implementation of a project for the corporate, financial, equity and operational restructuring of Cosipa and of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (Usiminas) comprising, among other measures, the reallocation of assets and liabilities between them.

The restructuring maintained the steel activities of the companies via different share compositions. Due to this restructuring, in 1999 Usiminas subscribed for 496,055 debentures convertible into shares issued by Cosipa, in the amount of R$ 892,900, for which it exercised its conversion right on October 23, 2001.

2 - PRESENTATION OF THE QUARTERLY INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

I - Presentation of the quarterly information

The June 30, 2002 quarterly information was prepared in accordance with Brazilian corporate legislation accounting policies and the Brazilian Securities Commission (CVM) instructions, which, with the enactment of Law 9249/95, no longer require the recognition of inflationary effects as from 1996. The quarterly information (ITR) is presented in thousands of reais.

II - Significant accounting policies

(a) Determination of results of operations

Results are determined on the accrual basis of accounting and include accrued income and charges, as well as monetary correction and exchange variations at official indices or rates on current and long-term assets and liabilities. The effect of income tax and social contribution is deducted from or added to results before determining net income as explained in (b) below.

(b) Current assets and long-term receivables

Inventories – are stated at the average cost of purchase or production, which is lower than realizable value or replacement cost. Imports in progress are stated at the accumulated cost of each import.

Deferred income tax and social contribution – represent the credits on provisions which will be deductible in the future, and also include tax losses and negative social contribution bases in accordance with CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) pronouncement on accounting for income tax and social contribution (see Note 13). The recognition of tax credits is based on the expectation of future profits and they should be substantially realized in up to ten years

Income tax and social contribution payable are shown in current liabilities and the tax incident on accelerated depreciation is shown in long-term liabilities and will be substantially payable in up to 13 years.

Other assets and receivables – are shown at realizable amounts, including accrued income, monetary correction and exchange variations, when applicable.

(c) Permanent assets

These are shown at cost including price-level restatements up to December 31, 1995 based on official indices, considering the following:

Investments in subsidiary and associated companies are recorded on the equity method, increased and reduced by goodwill and negative goodwill, respectively. The bases used to amortize goodwill and negative goodwill are described in Note 5.

Depreciation of property, plant and equipment is on the straight-line basis as from the start-up of each unit and is recorded mainly as a charge to cost of production. Depreciation rates take into consideration the expected useful lives of the assets.

(d) Current and long-term liabilities

Provision for contingencies – set up on a conservative basis to cover probable losses on certain tax cases.

Actuarial liability of Caixa dos Empregados da Usiminas – calculated by independent actuaries contracted by Caixa and represents the liability assumed for benefits granted and to be granted to members and their beneficiaries (Note 11).

Other liabilities – stated at their known or estimated amounts including accrued charges, monetary correction and exchange variations on a daily pro rata basis, when applicable.

(e) Foreign currency operations

Assets and liabilities arising from foreign currency operations are converted to local currency (R$) at the prevailing exchange rate at the balance sheet date (US$ 1.00=R$ 2.8444).

3 - AVAILABLE FUNDS

Mainly refer to financial investments abroad, remunerated at the average rate of 1.25% per annum plus U.S. dollar exchange rate variation.

4 - TRADE ACCOUNTS RECEIVABLE

	6/30/2002	3/31/2002
Local customers	413,177	395,187
Foreign customers	166,847	96,187
Allowance for doubtful accounts	(11,015)	(11,067)
	569,009	480,307

5 - INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

a) The movement for the quarter ended June 30, 2002 may be summarized as follows:

	March 31, 2002	Equity in the results	Realization of (goodwill)/ negative goodwill	June 30, 2002
Companhia Siderúrgica Paulista - COSIPA (1)	1,337,964	(320,405)	136,170	1,153,729
Usiminas Mecânica S.A. (2)	317,358	4,160	918	322,436
Usiminas International Ltd	176,688	(2,222)		174,466
Camargo Corrêa Cimentos S.A. (3)	89,591	(3,070)	(1,217)	85,304
Consórcio Siderurgia Amazônia Ltd	20,485	(4,844)		15,641
Usiminas Importação e Exportação S.A.	6,144	101		6,245
Siderholding Participações Ltda	22,925	604		23,529
RNcentro Participações Ltda	29,142	(3,344)		25,798
Other	40,131	(6,266)	(764)	33,101
Total	2,040,428	(335,286)	135,107	1,840,249

(1) At March 31, 2002 net of negative goodwill of R$ 136,170. This negative goodwill, based on the expectation of future results was fully amortized on June 30, 2002.

(2) Net of negative goodwill of R$ 18,679 (R$ 19,597 at March 31, 2002), relating to the appreciation of permanent asset items. This negative goodwill is being amortized proportionally to the realization of those assets.

(3) Includes goodwill of R$ 26,782 (R$ 27,999 at March 31, 2002), which is being amortized on the straight-line basis over a term that will not exceed ten years, based on the expectation of future profits.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

b) On June 30, 2002, subsidiary Unigal Ltda. had a net capital deficiency of R$ 153,989 (R$ 104,614 on March 31, 2002). The company recorded, proportionally to its participation, a provision for losses - net capital deficiency in long-term liabilities , with a contra-entry to provision for losses – net capital deficiency, recorded in the statement of income for the six-month period.

c) At the base dates of June 30 and March 31, 2002, subsidiary Companhia Siderúrgica Paulista - COSIPA was not able to comply with various contractual provisions related to loans and financings (financial indices of the covenants). This fact was communicated to the creditors and a waiver requested, which was subsequently granted.

Non-compliance with the credit conditions could provoke accelerated amortization of the long-term local and foreign liabilities of COSIPA and of the company, amounting to R$ 988,930 and R$ 842,005, respectively, at June 30, 2002.

6 – PROPERTY, PLANT AND EQUIPMENT

a) Flux during the quarter ended June 30, 2002 is summarized as follows:

At March 31, 2002	3,768,201
Additions	21,487
Depreciation	(65,286)
At June 30, 2002	3,724,402

b) Depreciation for the quarter ended June 30, 2002 of R$ 65,286 (quarter ended June 30, 2001 - R$ 57,017) was substantially recorded as a charge to cost of production, the average depreciation rate being 4% p.a..

c) Under construction – relate to production optimization and environmental protection projects which should be substantially concluded by December 2002.

7 – LOANS AND FINANCINGS

	6/30/2002		3/31/2002	
	Current	Long-term	Current	Long-term
a) Local				
US$	120,487	328,685	48,959	270,514
Reference Unit (UR)	15,137	10,149	11,618	7,902
General Market Price Index (IGP-M)	56,385	315,803	58,561	306,884
Long-term interest rate (TJLP)	119,522	150,171	118,858	178,313
R$	2,522	10,936	2,419	11,276
Basket of currencies	39,230	22,729	31,450	25,952
	353,283	838,473	271,865	800,841
b) Foreign				
US$	947,876	898,669	716,165	816,031
EURO	4,255	23,927	3,168	18,093
FRF	1,858		1,371	658
	953,989	922,596	720,704	834,782
Total	1,307,272	1,761,069	992,569	1,635,623

During the six-month period ended June 30, 2002 loans and financings of R$ 319.7 million were contracted, R$ 58.2 million locally and R$ 261.5 million abroad. These resources are basically used for working capital.

Financings in local currency are subject to monetary restatement and to financial charges at an average rate of 7.91% per annum and those in foreign currency to financial charges at an average rate of 6.74% per annum plus exchange variations. These operations are compatible with market conditions for similar risk and terms.

Amounts are guaranteed mainly by property, plant and equipment items evaluated at R$ 2,788,963.

Long-term installments fall due as follows:

	6/30/2002	3/31/2002
2003	335,527	413,558
2004	363,322	312,621
2005	239,316	210,726
2006	395,578	338,344
2007 to 2013	427,326	360,374
	1,761,069	1,635,623

8 – DEBENTURES

Issue on October 31, 1998 – a public offer of 10,000 single issue, sole series, nominative, subordinated debentures not convertible into shares, in the amount of R$ 400,000, falling due on October 31, 2006 and remunerated at 115% of the CDI, fully subscribed by the market. At June 30, 2002, 4,015 debentures had been redeemed in the amount of R$ 160,600.

Issue on February 15, 2000 – a private offer of 730 debentures, in the amount of R$ 73,000, in a sole series, with real guarantee and convertible into shares, falling due on February 15, 2005 and remunerated by the TJLP plus 4% per annum, fully subscribed by BNDES.

Issue on November 20, 2000 – a public offer of 10,000 single issue, sole series, with real guarantee, subordinated debentures not convertible into shares, in the amount of R$ 100,000, falling due on November 20, 2003 and remunerated at 104% of the CDI, fully subscribed by the market.

9 - TAXES PAYABLE IN INSTALLMENTS

	6/30/2002		3/31/2002	
	Current	Long-term	Current	Long-term
National Institute of Social Security (INSS)	13,364	86,986	12,868	88,983
Excise tax (IPI)	32,375	5,396	32,379	13,491
Social Contribution on Net Income (CSSL)	8,150	1,358	8,427	3,511
Other	7,073	9,561	6,783	10,702
	60,962	103,301	60,457	116,687

The installments are subject to 1% interest per month, falling due over periods from 60 to 240 months. The installments with INSS and National Treasury are guaranteed by permanent assets items of Companhia Siderúrgica Paulista - COSIPA, evaluated at R$ 476,471.

Long-term installments fall due as follows:

	6/30/2002	3/31/2002
2003	14,767	28,736
2004	14,931	14,541
2005	8,922	8,898
2006	8,922	8,898
2007 to 2013	55,759	55,614
	103,301	116,687

10 – PROVISION FOR CONTINGENT LIABILITIES

Management, based on the opinion of its legal advisors, reviews the contingencies and evaluates the possibility of losses, adjusting the provision as required.

At June 30, 2002, the main accrued contingencies relate to judicial proceedings for various taxes, basically Income Tax and Social Contribution, amounting to R$ 320,101 (R$ 311,394 at March 31, 2002).

The Company has several civil, fiscal, tax, environmental and labor contingencies in progress. Possible contingencies, for which a successful outcome is expected, amount to approximately R$ 10,606 at June 30, 2002 (R$ 10,606 at March 31, 2002). Management, based on the opinion of its legal advisors, does not expect losses on the outcome of these contingencies.

11 - CAIXA DOS EMPREGADOS DA USIMINAS – ACTUARIAL LIABILITY

On August 28, 1972, the company formed Caixa dos Empregados da Usiminas, a non-profit civil entity classified as a closed private pension fund. The main objective, in conformity with applicable legislation, is to supplement the pensions of members and to pay the beneficiaries of deceased members.

Together with the other sponsors, the company has been making monthly contributions to cover an insufficiency of technical reserves determined at the end of 1994. An amortization plan was approved by the Supplementary Retirement Income Secretariat of the Ministry of Social Security for payment over 35 years. As from January 2002, based on the debit balance of the unamortized reserve calculated in December 2001, amortization will be in monthly equal installments, calculated for the term of 19 years, with interest of 6% per annum, restated monthly by the IGP-M. Payments during the six-month period ended June 30, 2002 amounted to R$ 27,124 (six-month period ended June 30, 2001 – R$ 15,934). According to the regulations of Benefit Plan 1, approved on November 11, 1996, as from that date any insufficiencies of reserves which occur will be covered in equal parts by the sponsor companies and members, active or retired, based on conditions and criteria actuarially established to be approved by the appropriate authority.

On August 1, 1998, the new benefit plan administered by Caixa dos Empregados da Usiminas – USIPREV became effective. Following the trend of supplementary retirement systems, this new plan is based on a modern concept offering greater security to sponsors and members. The entity will now administer two benefit plans: the former one, established on August 28, 1972, characterized as a defined benefit plan, and USIPREV with the characteristic of a mixed plan with a defined contribution for the programmed benefits and a defined benefit for risk benefits. Although directed at new employees, USIPREV permitted the migration of members from the old plan.

Company contributions during the six-month period ended June 30, 2002 amounted to R$ 3,807 thousand (six-month period ended June 30, 2001 – R$ 3,675) and were charged to results of operations, mainly in cost of sales and services.

The technical reserves of Caixa (actuarial liability) are calculated by and are the responsibility of an independent actuary contracted by Caixa and represent the obligation assumed for benefits granted and to be granted to members and their beneficiaries.

04.01 - NOTES TO THE QUARTERLY INFORMATION

To comply with CVM Deliberation 371/00, the company recorded the adjustment to the actuarial liability arising from the benefits to which the employees will be entitled after their length of service. The actuarial study, made by an independent actuary as of December 31, 2001, indicated a liability of R$ 909,466, which was accounted for in stockholders' equity, as a prior-year adjustment, as follows

The reconciliation of the liabilities recorded in the balance sheet is as follows:

Present value of the actuarial liability	(1,619,118)
Fair value of assets	709,652
Cost of current service, net	(909,466)

The amounts to be recorded in the 2002 statements of income are shown as follows:

Cost of current service, gross	1,939
Cost of interest	160,261
Expected earnings for the plan assets	(70,157)
Employees' contributions	(1,906)
Total	90,137

The main actuarial hypotheses were:

Actuarial method:	
Discount rate	10.24% p.a.
Expected return rate of the assets	10.24% p.a.
Future salary growths	6.08% p.a.
Growth in the social security benefits	4.0% p.a.
Inflation	4.0% p.a.
Capacity factor	
• Salaries	98%
• Benefits	98%

12 – STOCKHOLDERS' EQUITY

Changes in the quarter ended June 30, 2002 are summarized as follows:

	Paid-up capital	Capital reserves	Revenue reserves	Retained earnings (accumulated losses)	Total
At March, 31, 2002	1,221,000	1,998,775	153,892	26,272	3,399,939
Net loss for the quarter				(286,485)	(286,485)
At June 30, 2002	1,221,000	1,998,775	153,892	(260,213)	3,113,454

There were no changes in stockholders' rights during the quarter.

(a) Capital

Capital comprises 225,285,820 shares with no nominal value, of which 112,280,152 are common, 111,940,651 class A preferred and 1,065,017 class B preferred. Common shares have the right to vote at stockholders' meetings. Preferred shares have (i) priority to the return of capital, without premium, were the company to be liquidated, (ii) the same rights as the common shares to participate in any bonuses approved at stockholders' meetings and (iii) the right to vote at meetings if the preferred dividends are not paid for three consecutive years. All stockholders are assured of a minimum dividend of 25% of net income for each year, calculated in accordance with Brazilian corporate legislation.

(b) Reserves

- Premium on share subscription – set up in the merger process in conformity with Article 14, sole paragraph of Law 6404/76. This reserve may be used to absorb losses which exceed the retained earnings and revenue reserves, redeem, reimburse or purchase shares, redeem founders shares, increase capital and the payment of dividends on preferred shares, when this advantage is assured to them (Article 200 of Law 6404/76).

- Treasury stock – at June 30, 2002, the company held in treasury 561,482 common, 9,297,350 class A preferred and 331,576 class B preferred shares, of which 200,400 common and 9,297,350 class A preferred shares were acquired during 1997 and 1998, and 361,082 common and 331,576 class B preferred shares related to the holding in the merging company. With the merger process, these shares were maintained in treasury in order to preserve the share structure of the company.

- Fiscal incentives – correspond to the reduction up to 1996 of 95% of excise tax (IPI) paid (Law 7554/86).

- Legal reserve – set up based on 5% of net income of each year until it attains 20% of share capital.

- Reserve for investments and working capital – set up as follows:

.. 5% of adjusted net income for the year and amounting to R$ 11,444 at December 31, 2001 the objective of which is to assure investments in operations or additional working capital. The balance may not exceed 95% of share capital and may be used to absorb losses, distribute dividends, redeem, reimburse or purchase shares, or increase capital.

.. A further R$ 130,401 out of adjusted net income to supplement investments in operations under the terms of Article 196 of Law 6404/76, based on a budget approved at the Ordinary General Meeting which deliberated on the annual financial statements. This portion can also be used to absorb losses, distribute dividends, redeem, reimburse or purchase shares, or increase capital.

13 – INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax and social contribution

	6/30/2002	3/31/2002
Income tax:		
Tax losses	578,153	574,066
Temporary differences	272,827	259,694
Contingent taxes	41,541	40,646
	892,521	874,406
Social contribution		
Negative social contribution basis	183,063	181,657
Temporary differences	91,821	87,618
	274,884	269,275
Long-term receivables	1,167,405	1,143,681
Income tax:		
Accelerated depreciation	58,905	59,855
Long-term liabilities	58,905	59,855

b) Income tax and social contribution recognized in results of operations

	6/30/2002		6/30/2001	
	Income tax	Social contribution	Income tax	Social contribution
Profit (loss) before income tax and social contribution	(265,806)	(265,806)	14,587	14,587
Additions (exclusions)	303,895	307,252	13,272	10,976
Calculation basis before offset of losses	38,089	41,446	27,859	25,563
Offset of tax losses and negative social contribution basis	(11,427)	(12,434)	(8,358)	(7,669)
Calculation basis – taxable income	26,662	29,012	19,501	17,894
Income tax and social contribution	(6,654)	(2,611)	(3,257)	(1,610)
Fiscal incentive	196		158	0
Income tax and social contribution	(6,458)	(2,611)	(3,099)	(1,610)
Deferred income tax and social contribution on temporary differences	10,744	3,918	(11,669)	(3,830)
ILL – State tax on net income recoverable/ Corporate Annual Economic Return (DIPJ) adjustments			15,159	(1,343)
Total income tax and social contribution (expense) income	4,286	1,307	391	(6,783)

The income tax rate was 25% and the social contribution rate 12% as from May 1999 up to January 31, 2000 and 9% from February 1, 2000 up to December 31, 2002.

As shown above, the company had taxable income for the six-month period ended June 30, 2002. In order to conform with the new requirements of CVM Instruction 371 of June 27, 2002, management is adapting its studies related to the recording of deferred tax assets. After conclusion of the studies, management will be taking the required actions related to the existing tax credits.

Tax credits recorded are in conformity with CVM Deliberation 273/98.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

14 – BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The main balances and transactions may be summarized as follows:

	Assets			
	Current		Long-term	
	6/30/2002	3/31/2002	6/30/2002	3/31/2002
USIMINAS MECÂNICA S.A.	12,630	11,325		
CIA. VALE DO RIO DOCE	476	860		
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	12,542	8,742	37,783	37,587
CIA. SIDERÚRGICA PAULISTA - COSIPA	9,230	7,055		
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	21,142	22,872		
RIO NEGRO COM. IND. AÇO S.A.	24,661	24,183		
CAMARGO CORRÊA CIMENTOS S.A.	453	398		
MRS LOGÍSTICA S.A.	149			
USIMINAS INTERNATIONAL LTD			181,410	145,831
SIDERHOLDING PARTICIPAÇÕES LTDA			157	133
USIROLL - USIMINAS COURT TECNOLOGIA EM ACABAMENTOS SUPERFICIAIS LTDA	2	9	924	1,502
UNIGAL LTDA	132	290		
TOTAL	81,417	75,734	220,274	185,053

	Liabilities			
	Current		Long-term	
	6/30/2002	3/31/2002	6/30/2002	3/31/2002
USIMINAS MECÂNICA S.A.	112,077	104,806		
CIA. VALE DO RIO DOCE	9,269	11,938		
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS		280		
CIA. SIDERÚRGICA PAULISTA - COSIPA	21,245	21,866		
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	9,627	5,708		
RIO NEGRO COM. IND. AÇO S.A.	881	579		
CAMARGO CORRÊA CIMENTOS S.A.	3,722	3,656	26,560	27,555
MRS LOGÍSTICA S.A.	424	382		
USIROLL - USIMINAS COURT TECNOLOGIA EM ACABAMENTOS SUPERFICIAIS LTDA	320	352		
UNIGAL LTDA	11,428	11,740		
TOTAL	168,993	161,307	26,560	27,555

	Sales		Purchases	
	Six-month period ended		Six-month period ended	
	6/30/2002	6/30/2001	6/30/2002	6/30/2001
USIMINAS MECÂNICA S.A.	39,394	29,259	18,912	22,957
CIA. VALE DO RIO DOCE	1,074	583	155,618	132,647
USIPARTS S.A. – SISTEMAS AUTOMOTIVOS	8,097	8,149		1,020
CIA. SIDERÚRGICA PAULISTA - COSIPA	19,565	19,747	2,637	1,091
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	75,489	68,313	13	26
RIO NEGRO COM. IND. AÇO S.A.	72,359	75,129	6,573	7,709
CAMARGO CORRÊA CIMENTOS S.A.	2,344	2,881	1,817	1,657
MRS LOGÍSTICA S.A.	469	254	18,974	18,108
USIMPEX INDUSTRIAL S.A.			162	
USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTOS SUPERFICIAIS LTDA	1	2	2,193	1,522
UNIGAL LTDA	562	1,230	48,237	
TOTAL	219,354	205,547	255,136	186,737

	Income		Expenses	
	Six-month period ended		Six-month period ended	
	6/30/2002	6/30/2001	6/30/2002	6/30/2001
USIMINAS MECÂNICA S.A.			8,402	6,398
USIPARTS S.A. – SISTEMAS AUTOMOTIVOS	497	382		
USIMINAS INTERNATIONAL LTD	35,580			
USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTOS SUPERFICIAIS LTDA	39			
TOTAL	36,116	382	8,402	6,398

Transactions with related companies are carried out at conditions compatible with the market, considering the prices, terms, financial charges etc. Any divergences of the balances and operations above and those that may be divulged by the related companies, mainly refer to operations in course, which are normal and considered irrelevant to the financial statements taken as a whole.

15 – FINANCIAL INSTRUMENTS

These are recorded in asset and liability accounts at June 30, 2002 and March 31, 2002 at amounts compatible with those practiced in the market at those dates. Management of those instruments is made through operating strategies aiming at liquidity, profitability and safety. The control policy consists of the permanent follow-up of the contracted rates versus those in effect in the market. The company does not invest in derivatives or any other risk assets.

(a) Credit risk

The sales policy of the company is subordinated to the credit procedures determined by management, which aim at minimizing problems arising from delinquent customers. This objective is met through the selection of customers in accordance with their payment capacity and diversification of accounts receivable (risk pulverization). There is also a provision for doubtful accounts of R$ 11,015 (R$ 11,067 at March 31, 2002) representing 1.90% of the outstanding accounts receivable (2.25% at March 31, 2002), to face credit risks.

Exchange rate risk

As the company has significant liabilities in foreign currency, mainly in U.S. dollars, results could be significantly affected by exchange variations.

As a preventive measure and to reduce the effects of exchange variation, management has a policy for the maintenance of assets related to foreign exchange fluctuations, as shown below:

	In thousands of U.S. dollars	
	6/30/2002	3/31/2002
A) Loans/financings in foreign currency	839,445	831,624
B) Assets in U.S. dollars	232,904	246,426
C)Swap operations	320,038	334,039
D) Net exposure (A-B-C)	286,503	251,159

To the net exposure in U.S. dollars at June 30, 2002 and March 31, 2000 shown above may be aggregated the net balance of exports and imports to be realized in 2002, as forecast below (not reviewed by independent accountants):

	In thousands of U.S. dollars
A) Export	233,184
B) Import	182,780
Net balance (A-B)	50,404

The SWAP operations during the year may be summarized as follows:

	6/30/2002	3/31/2002
Amount – US$ thousand	320,038	334,039
Balance in current assets under Financial Instruments	33,752	
Balance in current liabilities under Financial Instruments		15,902
Balance in long-term receivables under Financial Instruments	55,755	
Balance in long-term liabilities under Financial Instruments		70,165

	Six-month period ended June 30, 2002	Six-month period ended June 30, 2001
Net income (expenses) classified under Financial income (expenses)	147,839	98,590

(c) Price risk

Since exports are equivalent to 12% of sales expected for 2002, the future volatility of foreign exchange rates represents a price risk that may impact expected results. This risk is mostly counterbalanced by the significant volume of imports expected for the same year, as shown above.

(d) Interest rate risk

Interest rates contracted for short and long-term loans and financings and debentures are as follows:

Loans and financings:	6/30/2002	%	3/31/2002	%
Prefixed	657,913	19	604,522	19
TJLP	294,979	8	316,691	10
LIBOR	2,115,449	61	1,737,591	53
Sub total	3,068,341	88	2,658,804	82
Debentures:				
TJLP	82,693	2	56,307	2
CDI	341,436	10	548,112	16
Sub total	424,129	12	604,419	18
Total	3,492,470	100	3,263,223	100

16 – INSURANCE COVER

Insurance policies taken out by Usiminas provide cover which management considers to be sufficient.

For buildings, goods and raw materials, equipment, machinery, furniture, objects, utensils, fixtures and installations that form part of the insured establishments and respective facilities of Usiminas, Usiminas Mecânica, Cosipa, Unigal, Usiroll, Usiparts, Usimplex Industrial and Rio Negro, with a value at risk of US$ 9,936,677 thousand, there is an All Risks policy with a maximum indemnity of US$ 500,000 thousand per claim. For Usiminas, Unigal and Cosipa the deductible amount is US$ 1,500 thousand (US$ 100 thousand for the other companies) for material damages and coverage for loss of profits with a deductible of fourteen days.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

In the six-month period ended June 30, 2002 USIMINAS recorded a net loss of R$ 260.2 million. During the same prior year period it recorded a net income of R$ 8.2 million. Consolidated loss reached R$ 259.2 million in the current six-month period against a net income of R$ 23.4 million in the 1st. half of 2001. Results are strongly impacted by financial expenses of R$ 494.0 million in the parent company and R$ 1,372.1 million in consolidated, which mainly arise from the net exchange losses caused by the devaluation of the Real (R$) against the U.S. dollar that in the current period devalued by 22.6%.

Gross profit was R$ 453.4 million in the first half of 2002, with a margin of 29.2%, lower by 7.9% points compared to the same prior year period. This reduction arises from the lower average price of products exported, arising from sales of 225.2 thousand tons of plates, a product with lower added value, and of the increase in the costs of raw materials, mainly imported coal and coke, iron ore and electrical energy. Consolidated gross profit of R$ 742.2 million was lower by 3.8% than that of the first half of 2001.

Operating profit before financial expenses and income, and equity in the results of subsidiary companies, was R$ 351.2 million during the current period, lower than R$ 450.1 million in the same prior year period. Consolidated operating profit under the same criteria amounted to R$ 536.6 million also lower than the R$ 612.3 million in the same prior year period.

EBITDA was R$ 495.8 million in the current period, against R$ 570.2 million in the same prior year period. Consolidated EBITDA was R$ 789.3 million, equivalent to that of the first half of 2001, of R$ 793.5 million.

The equity in results of subsidiaries were losses and resulted mainly from the exchange loss effects in certain subsidiaries. The equity in the results, net of goodwill and negative goodwill was negative by R$ 289.8 million during the current period, against the R$ 28.0 million loss in the same prior year period.

PRODUCTION

During the six-month period ended June 30, 2002, 2,278.6 thousand tons of molten steel were produced, 1.8% lower than in the same prior year period. The production consolidated with Cosipa reached, in the 1st half of the year, the volume of 4,070.7 thousand tons, 4.8% higher than the same prior year period.

Production summary:

				In thousands of tons
				Usiminas
	Apr/Jun/2002	Jan/Jun/2002	Apr/Jun/2001	Jan/Jun/2001
Molten steel	1,171.5	2,278.6	1,158.8	2,320.2
Laminated steel	1,035.5	2,072.0	1,035.4	2,032.9

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

	Consolidated Usiminas/Cosipa			
	Apr/Jun/2002	Jan/Jun/2002	Apr/Jun/2001	Jan/Jun/2001
Molten steel	2,146.7	4,070.7	1,964.5	3,885.1
Laminated steel	1,878.1	3,660.6	1,671.2	3,286.2

SALES

Gross sales of the parent company for the six-month period ended June 30, 2002 amounted to R$ 2,017.6 million, 9.8% higher than in the same prior year period. Consolidated gross sales reached R$ 3,480.9 million in the current period, 12.2% more than the same prior year period, which amounted to R$ 3,102.7 million.

Sales volume in the current period was 2,047.0 thousand tons of laminated steel. During the same 2001 period, the volume was 2,004.7 thousand tons, which represents an increase of 2.1%.

During the six-month period ended June 30, 2002 79% of total volume sold was sold in the local market, and 21% in foreign markets. During the same 2001 period, 84% was to the local market and 16% to foreign markets.

Sales volume may be summarized as follows:

In tons

	Apr/Jun/2002	Jan/Jun/2002	Apr/Jun/2001	Jan/Jun/2001
Market				
• Local	804,720	1,615,226	885,487	1,677,247
• Foreign	213,600	431,804	156,646	327,455
Total	1,018,320	2,047,030	1,042,133	2,004,702

The average invoicing period was 24 days and of receipt 38 days in June 2002, against, respectively, 24 days and 35 days in March 2002.

PERSONNEL

The number of employees may be summarized as follows:

	6/30/2002	3/31/2002	12/31/2001
Plant	7,423	7,458	7,534
Head office/offices	609	604	598
Total	8,032	8,062	8,132

05.01 – COMMENTS ON COMPANY PERFORMANCE

INVESTMENTS

During the six-month period ended June 30, 2002 USIMINAS invested only R$ 38.3 million, basically for major repairs.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.04 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 -3/31/2002
1	Total assets	14,296,915	13,882,482
1.01	Current assets	2,926,634	2,825,404
1.01.01	Available funds	388,907	492,742
1.01.02	Receivables	1,228,798	1,051,147
1.01.02.01	Trade accounts receivable	980,435	802,771
1.01.02.02	Taxes recoverable	137,499	119,376
1.01.02.03	Notes receivable	110,864	129,000
1.01.03	Inventories	1,211,024	1,205,987
1.01.03.01	Finished products	315,415	308,534
1.01.03.02	Work in process	215,283	226,168
1.01.03.03	Raw materials	316,106	283,830
1.01.03.04	Supplies and maintenance materials	249,094	242,751
1.01.03.05	Imports in transit	49,122	64,440
1.01.03.06	Other	66,004	80,264
1.01.04	Other	97,905	75,528
1.01.04.01	Advances for supplies and services	26,918	8,349
1.01.04.02	Receivables from related companies	8,077	35,518
1.01.04.03	Prepaid expenses	27,083	31,661
1.01.04.04	Financial instruments	35,827	0
1.02	Long-term receivables	1,888,608	1,628,719
1.02.01	Sundry receivables	24,009	59,154
1.02.01.01	Current accounts	16,711	54,622
1.02.01.02	Other	7,298	4,532
1.02.02	Related companies	5,985	18,822
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	5,985	18,822
1.02.02.03	Other related companies	0	0
1.02.03	Other	1,858,614	1,550,743
1.02.03.01	Deferred income tax and social contribution	1,482,232	1,281,103
1.02.03.02	Shares of other companies	15,408	21,711
1.02.03.03	Deposits at law	125,513	137,059
1.02.03.04	Properties for sale	44,646	1,837
1.02.03.05	Financial instruments	82,770	0
1.02.03.06	Other	108,045	109,033
1.03	Permanent assets	9,481,673	9,428,359
1.03.01	Investments	181,234	191,871
1.03.01.01	Associated companies	104,060	113,191
1.03.01.02	Subsidiary companies	18,051	31,174

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.04 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 –3/31/2002
1.03.01.03	Other investments	59,123	47,506
1.03.02	Property, plant and equipment	9,227,657	9,164,887
1.03.02.01	In use	12,152,852	12,129,339
1.03.02.02	Depreciation	(3,631,859)	(3,500,278)
1.03.02.03	Construction in progress	706,664	535,826
1.03.03	Deferred charges	72,782	71,601

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.05 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2002	4 - 3/31/2002
2	Total liabilities	14,296,915	13,882,482
2.01	Current liabilities	3,978,004	3,323,440
2.01.01	Loans and financings	3,297,597	2,553,148
2.01.02	Debentures	28,930	49,078
2.01.03	Suppliers	207,434	210,653
2.01.04	Taxes, charges and contributions	84,958	119,570
2.01.04.01	Taxes payable	44,804	73,013
2.01.04.02	Salaries and social security contributions	19,923	26,541
2.01.04.03	Income tax and social contribution	20,231	20,016
2.01.05	Dividends payable	3,853	52,888
2.01.06	Provisions	96,615	78,455
2.01.06.01	Labor liabilities	81,585	69,414
2.01.06.02	Other	15,030	9,041
2.01.07	Payables to related companies	24,829	21,317
2.01.08	Other	233,788	238,331
2.01.08.01	Accounts payable	169,006	156,953
2.01.08.02	Other	2,461	2,380
2.01.08.03	*Taxes payable in installments*	62,321	61,811
2.01.08.04	Financial instruments	0	17,187
2.02	Long-term liabilities	7,132,556	6,902,100
2.02.01	Loans and financings	4,595,305	4,035,808
2.02.02	Debentures	395,198	555,341
2.02.03	Provisions	1,558,301	1,535,781
2.02.03.01	Contingent liabilities	593,059	570,539
2.02.03.02	Actuarial liability	965,242	965,242
2.02.04	Payables to related companies	37,347	27,555
2.02.05	Other	546,405	747,615
2.02.05.01	Deferred income tax	58,905	60,016
2.02.05.02	Taxes payable in installments	107,479	120,894
2.02.05.03	Accounts payable to FEMCO	346,989	334,920
2.02.05.04	Financial instruments	0	201,064
2.02.05.05	Other	33,032	30,721
2.03	Deferred income	0	136,170
2.04	Minority interest	102,228	131,684
2.05	Stockholders' equity	3,084,127	3,389,088
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,998,775	1,998,775
2.05.02.01	Share premium	2,030,862	2,030,862

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.05 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
2.05.02.02	Treasury stock	(181,611)	(181,611)
2.05.02.03	IPI Fiscal Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	153,892	169,313
2.05.04.01	Legal	12,047	12,047
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	141,845	157,266
2.05.04.07.01	For investments and working capital	141,845	157,266
2.05.05	Retained earnings (accumulated losses)	(289,540)	0

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 4/1/2002 to 6/30/2002	4 – 1/1/2002 to 06/30/2002	5 – 4/1/2001 to 6/30/2001	6 – 1/1/2001 to 6/30/2001
3.01	Gross sales and/or services	1,793,349	3,480,928	1,615,127	3,102,695
3.02	Deductions	(384,427)	(763,897)	(357,437)	(683,504)
3.03	Net sales and/or services	1,408,922	2,717,031	1,257,690	2,419,191
3.04	Cost of sales and/or services	(1,005,895)	(1,974,820)	(849,802)	(1,647,875)
3.05	Gross profit	403,027	742,211	407,888	771,316
3.06	Operating expenses/income	(917,124)	(1,187,637)	(394,202)	(810,545)
3.06.01	Selling	(31,217)	(57,034)	(26,138)	(53,074)
3.06.02	General and administrative	(47,725)	(89,643)	(38,944)	(78,581)
3.06.03	Financial	(932,473)	(1,121,588)	(339,865)	(669,536)
3.06.03.01	Financial income	186,053	176,393	132,733	123,446
3.06.03.02	Financial expenses	(1,118,526)	(1,297,981)	(472,598)	(792,982)
3.06.04	Other operating income	(34,408)	16,678	35,665	35,665
3.06.05	Other operating expenses	(35,909)	(75,630)	(41,088)	(63,019)
3.06.06	Equity in the results of subsidiary and associated companies	164,608	139,580	16,168	18,000
3.07	Operating profit (loss)	(514,097)	(445,426)	13,686	(39,229)
3.08	Non-operating results	(17,472)	(14,764)	(15,948)	(10,953)
3.08.01	Income	48,662	51,370	2,364	7,359
3.08.02	Expenses	(66,134)	(66,134)	(18,312)	(18,312)
3.09	Income (loss) before taxation and participations	(531,569)	(460,190)	(2,262)	(50,182)
3.10	Provision for income tax and social contribution	25,373	(12,525)	(45,133)	3,780
3.11	Deferred income tax	188,468	188,468	71,637	81,128
3.12	Statutory participations and contributions	0	(2,042)	(7,860)	(7,860)
3.12.01	Participations	0	(2,042)	(7,860)	(7,860)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	27,636	27,115	(2,185)	(3,467)
3.15	Net income (loss) for the period	(290,092)	(259,174)	14,197	23,399
	Number of shares, except treasury (units)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share			0.06600	0.10878
	Loss per share	(1.34867)	(1.20493)		

01.06 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE

Please refer to Item 05.01 – Comments on Company Performance

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – SUBSIDIARY/ASSOCIATED COMPANY'S REGISTERED NAME	3 – NATIONAL CORPORATE TAXPAYERS' REGISTRY – CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Units)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Units)	
01	COMPANHIA SIDERÚRGICA PAULISTA	02.790.893/0001-41	LISTED SUBSIDIARY COMPANY	92.89	37.06
COMMERCIAL, INDUSTRIAL AND OTHER		3,721,922,600		3,721,922,600	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	01
2 – Issue number	Sole
3 – CVM Registration number	SRE 558/99
4 – CVM Registration date	6/18/1999
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	10/31/1998
9 – Maturity date	10/31/2006
10 – Type of debenture	Subordinated
11 – Remuneration condition	115% of CDI
12 – Premium/discount	-
13 – Face value (reais)	40,000.00
14 – Amount issued (reais thousand)	400,000
15 – Number of securities issued (unit)	10,000
16 - Outstanding (unit)	5,985
17 – In treasury (unit)	0
18 – Redeemed (unit)	4,015
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	02
2 – Issue number	2nd
3 – CVM Registration number	
4 – CVM Registration date	
5 – Issue series	Sole
6 – Type	Convertible
7 – Nature	Private
8 – Issuance date	2/15/2000
9 – Maturity date	2/15/2005
10 – Type of debenture	Real
11 – Remuneration condition	TJLP rate + 4% per annum
12 – Premium/discount	
13 – Face value (reais)	100,000.00
14 – Amount issued (reais thousand)	73,000
15 – Number of securities issued (unit)	730
16 - Outstanding (unit)	730
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	03
2 – Issue number	3rd
3 – CVM Registration number	CVM/SRE/DEB 2001/003
4 – CVM Registration date	2/5/2001
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	11/20/2000
9 – Maturity date	11/20/2003
10 – Type of debenture	Subordinated
11 – Remuneration condition	104% of CDI
12 – Premium/discount	
13 – Face value (reais)	10,000.00
14 – Amount issued (reais thousand)	100,000
15 – Number of securities issued (unit)	10,000
16 – Outstanding (unit)	10,000
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 – Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 - REPORT ON THE SPECIAL REVIEW - UNQUALIFIED

August 14, 2002

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS for the quarters and periods ended June 30, and March 31, 2002 and June 30, 2001. This quarterly information is the responsibility of company management. The determination of the composition of the technical reserves of Caixa dos Empregados da Usiminas which is the basis for the calculation of the actuarial liability was made by external actuarial consultants of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 909,466 thousand at June 30, 2002 and March 31, 2002, is based exclusively on the reports of these consultants.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews and on the reports of the actuarial consultants referred to in paragraph 1, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4 As mentioned in Note 5(c) to the quarterly information, because subsidiary Companhia Siderúrgica Paulista – COSIPA has to comply with certain contractual conditions applicable to loans and financings, it could provoke the accelerated amortization of certain long-term domestic and foreign liabilities as well as of Usinas Siderúrgicas de Minas Gerais (USIMINAS) as at June 30, 2002, amounting to R$ 988,930 thousand and R$ 842,005 thousand, respectively. The company and COSIPA have discussed this situation with management of these creditors in order to assure that the financial conditions of the contracts are complied with, and they were successful in the renegotiations. Compliance waivers from the restrictive clauses as at December 31, 2001, March 31 and June 30, 2002 were granted by certain creditors. Consequently, the companies maintain these liabilities classified in long-term liabilities.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 - REPORT ON THE SPECIAL REVIEW – UNQUALIFIED

5 As mentioned in Note 1 to the quarterly information, on November 25, 1998 the stockholders of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS and of Companhia Siderúrgica Paulista – COSIPA approved the basic project for the corporate, financial, equity and operational restructuring of these two companies, including, among other measures, the reallocation of assets and liabilities between them. Implementation of this project was approved by COSIPA stockholders on January 29, 1999. The steel activities continue to be conducted via separate stockholder groups.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Contador CRC RS044214 "S" MG

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

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